Exhibit 99.1

Unaudited interim condensed financial statements

Unaudited interim condensed financial
statements (IFRS) as at and for the period
ended September 30, 2016

AC Immune SA
EPFL Innovation Park
1015 Lausanne

Switzerland

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Unaudited interim condensed financial statements

Unaudited interim condensed financial statements

Balance Sheets

in CHF thousands		As at September 30,	As at December 31,
	Notes	2016	2015

ASSETS

Non-current assets
Property, plant and equipment		915	500
Financial assets		85	85
Total non-current assets		1,000	585

Current assets
Prepaid expenses		832	2,508
Accrued income		387	47
Other current receivables	6	872	269
Cash and cash equivalents	6	157,592	76,522
Total current assets		159,683	79,346

Total assets		160,683	79,931

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity
Share capital	7	1,126	928
Share premium	7	187,995	110,496
Accumulated losses		(42,912)	(40,381)
Total shareholders' equity		146,209	71,043

Non-current liabilities
Net employee defined benefit liabilities		3,462	2,787
Total non-current liabilities		3,462	2,787

Current liabilities
Trade payables and other payables	6	2,832	1,719
Accrued expenses	6	6,768	4,337
Deferred income		1,306	45
Other liabilities	6	106	-
Total current liabilities		11,012	6,101

Total liabilities		14,474	8,888

Total shareholders' equity and liabilities		160,683	79,931

The accompanying notes form an integral part of these financial statements.

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Unaudited interim condensed financial statements

Unaudited interim condensed financial statements

Income Statement

	For the Three Months			For the Nine Months
in CHF thousands except for	Ended September 30,			Ended September 30,
share and per share data	Notes	2016	2015	2016	2015
			Restated(1)		Restated(1)
Revenue
Contract revenue	3	1,333	24,374	21,784	38,775
Total revenue		1,333	24,374	21,784	38,775

Operating expenses
Research & development expenses		(7,696)	(4,156)	(18,714)	(11,346)
General & administrative expenses		(1,713)	(890)	(4,464)	(2,499)
Total operating expenses		(9,409)	(5,046)	(23,178)	(13,845)

Operating income / (loss)		(8,076)	19,328	(1,394)	24,930

Finance income		35	817	36	891
Interest income		-	7	-	38
Finance costs		(1,061)	(53)	(971)	(5)
Finance result, net		(1,026)	771	(935)	924

Income / (loss) before tax		(9,102)	20,099	(2,329)	25,854
Income / (loss) for the period		(9,102)	20,099	(2,329)	25,854

Earnings per share (EPS):
Basic, income / (loss) for the period attributable to equity holders		(0.18)	0.47	(0.05)	0.60
Diluted, income / (loss) for the period attributable to equity holders		(0.18)	0.43	(0.05)	0.56
Weighted-average number of shares used to compute EPS basic		49,543,058	42,769,342	47,993,347	42,740,500
Weighted-average number of shares used to compute EPS diluted		51,478,810	46,315,986	49,914,357	46,079,779

Statements of Comprehensive Income

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
in CHF thousands	2016	2015	2016	2015
		Restated(1)		Restated(1)

Income / (loss) for the period	(9,102)	20,099	(2,329)	25,854

Other comprehensive income not to be reclassified to income or loss in subsequent periods (net of tax)
- Re-measurement losses on defined benefit plans	(184)	(206)	(552)	(708)

Total comprehensive income / (loss), net of tax	(9,286)	19,893	(2,881)	25,146

The accompanying notes form an integral part of these financial statements.

(1)	See Note 8 for restatement details

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Unaudited interim condensed financial statements

Unaudited interim condensed financial statements

in CHF thousands	Share capital	Share premium	Accumulated losses	Total
			Restated(1)
Balance at January 1, 2015	854	83,068	(60,455)	23,467
Income for the period	-	-	25,854	25,854
Other comprehensive (loss)	-	-	(708)	(708)
Total comprehensive income	-	-	25,146	25,146

Share-based payments	-	-	483	483
Issue of capital, net of transaction costs	2	44	-	46
Preferred Series D shares	-	-	-	-
Exercise of options	2	44	-	46
Balance at September 30, 2015	856	83,112	(34,826)	49,142

in CHF thousands	Share capital	Share premium	Accumulated losses	Total

Balance at January 1, 2016	928	110,496	(40,381)	71,043
Income / (loss) for the period	-	-	(2,329)	(2,329)
Other comprehensive (loss)	-	-	(552)	(552)
Total comprehensive income / (loss)	-	-	(2,881)	(2,881)

Share-based payments	-	-	350	350
Preferred Series E extension shares	28	13,177	-	13,205
Net proceeds from IPO before transaction costs	138	69,144	-	69,282
Exercise of options	32	200	-	232
Transaction costs	-	(5,022)	-	(5,022)
Balance at September 30, 2016	1,126	187,995	(42,912)	146,209

The accompanying notes form an integral part of these financial statements.

(1)	See Note 8 for restatement details

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Unaudited interim condensed financial statements

Unaudited interim condensed financial statements

Statements of Cash Flows

	For the Nine Months Ended September 30,
in CHF thousands	2016	2015
		Restated(1)
Operating activities
Income / (loss) for the period	(2,329)	25,854
Adjustments to reconcile income for the period to net cash flows :
Depreciation of property, plant and equipment	198	215
Finance result, net	935	(924)
Share-based compensation expense	350	483
Changes in pensions	123	184
Changes in working capital:
Prepaid expenses	(493)	(1,188)
Accrued income	(340)	(1)
Other current receivables	(603)	25,759
Other current liabilities	1,144	198
Deferral of unearned revenue (current)	1,261	(205)
Accounts payable	1,113	(723)
Cash provided by operating activities	1,359	49,652
Interest income	-	38
Financial costs	(123)	(5)
Exchange differences - gain, on payables / receivables	36	(26)
Net cash flows provided by operating activities	1,272	49,659

Investing activities
Purchases of property, plant and equipment	(613)	(239)
Net cash flows used in investing activities	(613)	(239)

Financing activities
Proceeds from issuance of common shares	69,388	-
Transaction costs of issue of shares	(1,548)	-
Proceeds from issuance of shares - option plan	232	13
Cost on issue of shares - option plan	(18)	-
Proceeds from issuance of preferred Series E shares	13,205	-
Proceeds from employee loan repayments	-	29
Net cash flows provided by financing activities	81,259	42

Net increase in cash and cash equivalents	81,918	49,462

Cash and cash equivalents at January 1	76,522	3,306
Exchange gain / (loss) on cash and cash equivalents	(848)	917
Cash and cash equivalents at September 30	157,592	53,685
Net increase in cash and cash equivalents	81,918	49,462

The accompanying notes form an integral part of these financial statements.

(1)	See Note 8 for restatement details

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Unaudited interim condensed financial statements

Notes to the interim condensed financial statements

(CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA (the “Company”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, tau and alpha-synuclein. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigen platform. Phase 3 clinical studies for crenezumab were commenced in early 2016. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules); to discover, design and develop medicines and diagnostics to target misfolded proteins.

The interim condensed financial statements of AC Immune SA for the three and nine-months periods ended September 30, 2016 were authorized for issue in accordance with a resolution of the Board of Directors on November 10, 2016.

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.	Basis of preparation and changes to the Company’s accounting policies

Going concern

The financial statements have been prepared on the basis that the Company will continue as a going concern after considering the Company’s cash position of CHF 157.6 million as of September 30, 2016 which includes the $75.9 million (CHF 74.5 million) in gross proceeds raised in the initial public offering (“IPO”) in September 2016, the $13.5 million (CHF 13.2 million) the Company raised in the Series E Extension financing in April 2016, the clinical milestone payment of CHF 14 million in July 2016 related to the collaboration with Genentech on the anti-tau antibody program and the CHF 4.9 million clinical milestone payment related to ACI-35 that the Company received in May 2016 pursuant to its collaboration with Janssen.

To date, the Company has financed its cash requirements primarily from share issuances and revenues from collaboration agreements. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel, and (v) acquire capital to support its operations.

Statement of compliance

The interim condensed financial statements for the three and nine-month periods ended September 30, 2016, have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2015.

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Unaudited interim condensed financial statements

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Critical judgments and accounting estimates

The preparation of the Company’s interim condensed financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim financial statements and accompanying notes and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements, (ii) clinical development accruals, (iii) pensions, (iv) income taxes, and, (v) share-based compensation. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Income taxes

As disclosed in Note 5, the Company has tax losses. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

Accounting policies, new Standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2015, except for the adoption of new standards and interpretations effective as of January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are immaterial to the Company’s interim condensed financial statements.

3.	Revenues

	For the Three Months Ended		For the Nine Months Ended
	September 30		September 30
in CHF thousands	2016	2015	2016	2015
Collaboration and license revenue	1'230	24'328	21'365	38'575
Grant revenue	103	41	418	176
Other	-	5	1	24
Total revenues	1'333	24'374	21'784	38'775

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Unaudited interim condensed financial statements

4.	Licensing and collaboration agreements

4.1 Research Collaboration and license revenue

Tau-PET imaging agent in AD – Collaboration agreement of 2014 with Piramal Imaging

In May 2014, AC Immune SA and Piramal Imaging, a division of Piramal Enterprises Ltd., entered into an exclusive worldwide license agreement for the research, development and commercialization of AC Immune’s tau protein positron emission tomography (PET) tracers supporting the diagnosis and clinical management of AD and potential tau-related disorders.

The upfront payment of EUR 500 thousand received from this collaboration is deferred over a period of 12 months which is the Joint Research Collaboration period. As such, the residual balance in deferred revenue related to this collaboration at December 31, 2014, was recognized until May 2015.

4.2 Milestones

Tau Vaccine in AD – Collaboration agreement of 2014 with Janssen Pharmaceuticals

In December of 2014, we entered into a partnership with Janssen Pharmaceuticals, a Johnson & Johnson company, to develop and commercialize therapeutic anti-tau vaccines for the treatment of AD and potentially other tauopathies. The partnership includes a worldwide exclusive license and research collaboration. We and Janssen will co-develop the lead therapeutic vaccine, ACI-35, through Phase 1b completion. From Phase 2 and onward, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35. ACI-35 is an active therapeutic vaccine stimulating the patient’s immune system to produce a polyclonal antibody response against phosphorylated tau protein.

The agreement also allows for the collaboration to be expanded to a second indication based on the same anti-tau vaccine program and intellectual property related to this program.

We received an upfront payment of CHF 25.9 million which we recognized in 2014 and are eligible to receive development, regulatory and commercialization milestone payments for AD and a potential second indication outside of AD. Additionally, we will receive royalties on sales at a percentage rate ranging from the low double digits to mid-teens once product sales commence. The two companies have entered into a three-year joint research collaboration to further characterize and develop novel vaccine therapies for the treatment of tauopathies.

As part of this agreement, AC Immune has committed to spending CHF 13.8 million in research and development to the end of Phase 1b which is currently anticipated at the end of 2016. Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the Phase 1b clinical study by providing 90 days’ notice to us.

In January 2016, we received payments of CHF 1.5 million for pre-payment of research and external research costs we are expected to incur during 2016. Pursuant to the terms of the collaboration agreement, there is a performance obligation until the end of the year. As a result, we are recognizing the proceeds from the milestone payment over a 12-month period on a straight-line basis. In May 2016, we received a CHF 4.9 million payment for reaching a clinical milestone in the phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

Anti-tau antibody in AD – Collaboration agreement of 2012 with Genentech

In June 2012, we entered into an exclusive global license agreement and research collaboration with Genentech, Inc. to commercialize our anti-tau antibodies for use as immunotherapeutics. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to high single digits. The agreement also provides for collaboration on two additional indications built on the same anti-tau antibody program as well as a potential anti-tau diagnostic product.

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Unaudited interim condensed financial statements

Until September 30, 2016 we have received payments totalling CHF 45 million including a CHF 14 million milestone payment we received in July 2016 related to the start of phase 1 clinical trials for this program. Pursuant to the exclusive global license agreement, there was no further performance obligation attached to this payment, therefore we recognized the full amount as collaboration and license revenue which we recognized in Q2 of 2016.

Genentech may terminate the agreement at any time by providing three months’ notice to us. In such event all costs incurred are still refundable.

Anti-Abeta antibody in AD - Collaboration agreement of 2006 with Genentech

In November 2006, AC Immune signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal antibody targeting misfolded Abeta. Genentech commenced a Phase 3 clinical study in Q1 2016. If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe. These percentage rates range from the high single digits to the mid-teens.

Under the agreement with Genentech, we may become eligible to receive payments totaling up to approximately $340 million, excluding royalties. To date, we have received payments of $65 million (CHF 70.1 million) including $25 million (CHF 24.7 million) received in July 2015.

5.	Income tax

The estimated tax expense for the three and nine-month periods ended September 30, 2016 is zero. The estimated tax expense is based on the best estimate of the weighted average annual income tax rate expected for the full financial year to December 31, 2016. As we expect to incur a loss for the full year, we do not anticipate any income tax expense.

In accordance with IAS 34 and consistent with prior years, the Company has not recognized any deferred tax assets relating to tax losses available but offset against future profits as the recognition criteria have not been met at the balance sheet date.

The major components of income tax expense in the interim condensed statement of income or loss are:

	For the Nine Months Ended
	September 30,
(in CHF thousands)	2016	2015
Accounting income before income tax	(2,329)	25,854

Tax expense calculated at the statutory rate of 22.5%	524	(5,817)
Effect of expected tax rate for full year (2016)	(524)	-
Effect of unrecognized carry forward tax loss (2015)	-	5,817
Effective income tax rate benefit	-	-

Due to the fact that AC Immune is expected to report a loss for the full year 2016, no tax on income was payable for the nine month period ended September 30, 2016. In same period in 2015, no income tax was payable due to the fact that AC Immune could offset taxable income with tax loss carry forwards.

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Unaudited interim condensed financial statements

6.	Financial instruments

The following table shows the carrying amounts of financial assets and financial liabilities which are a reasonable approximation of the fair value of financial assets and financial liabilities:

As at
in CHF thousands	September 30, 2016	December 31, 2015

Financial assets
Cash and cash equivalents	157'592	76'522
Other current receivables	872	269
Total financial assets	158'464	76'791
Financial liabilities
Trade payables and other payable	2'832	1'719
Accrued expenses	6'768	4'337
Other liabilities	106	-
Total financial liabilities	9'706	6'056

Pursuant to regulations in Switzerland, the Company is responsible for paying all social charges to the authorities and then obtains reimbursement for the employees’ share of the social charges. Normally, the social charges payable by employees are deducted at the time the employees obtain income. However, as the exercise of options does not generate income for employees and therefore, the Company cannot make deductions at the time of the option exercise, the Company has a receivable outstanding vis a vis an employee. As at September 30, 2016, AC Immune had receivables from related parties totalling CHF 339 thousand which are related to the social charges the Company has to withhold for employees and related parties and pay to authorities in connection with the exercise of Plan B options.

The restricted cash totalling CHF 106 thousand related to the CS AG Capital Increase which AC Immune had on its balance sheet as at June 30, 2016 was extinguished upon the successful completion of the Company’s IPO on September 28, 2016. However, AC Immune owes the underwriters CHF 106 thousand in connection with the settlement of the 5.3 million shares that Credit Suisse AG subscribed to as part of the CS AG Capital increase in May 2016 and which were allocated to investors in the IPO in September 2016.

7.	IPO

On September 22, 2016, AC Immune successfully priced a 6.0 million common share IPO at $11.00 per share. On the same day, the underwriters exercised the overallotment option which resulted in a further 900,000 shares being placed in the market and took the total number of shares offered to investors to 6.9 million common shares. The gross proceeds received were $75.9 million (CHF 74.5 million) while the proceeds net of underwriting fees amounted to $70.6 million (CHF 69.4 million).

The issuance of 6.9 million shares increased the nominal share capital of AC Immune by CHF 138 thousand which together with the nominal capital increases of CHF 28 thousand and CHF 32 thousand arising from the Preferred Shares Series E Extension and option exercises, respectively brings the total nominal capital to CHF 1,126 thousand.

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Unaudited interim condensed financial statements

The IPO also resulted in an increase of CHF 64.1 million in the share premium of AC Immune excluding the transaction costs associated with the IPO related to the issuance of new shares. Under IFRS, transaction costs associated with the IPO and related to the issuance of new shares, are charged directly against the share premium account thereby reducing the total equity reported. The IPO transaction costs related to the issuance of new shares are not booked through the income statement of AC Immune.

8.	IAS 8 - Disclosure of Prior Period Adjustments

For the three months and nine months ended September, 30, 2015, AC Immune incurred IPO costs of CHF 859 thousand and CHF 990 thousand, respectively. Due to the uncertainty regarding the IPO at the time, these expenses were originally expensed rather than capitalized within prepaid expenses as is permitted under IFRS standards.

As of December 31, 2015, it was determined that the IPO would proceed with certainty and therefore the amounts previously expensed for the three and nine months periods ended September 30, 2015 were adjusted in December 31, 2015 year end accounts to reflect this change. As such, the September 30, 2015 comparative financial statements for the three and nine months periods ended September 30, 2015 have been adjusted to properly reflect this change. The effect of the change is CHF 859 thousand and CHF 990 thousand for the three and nine months periods ended September 30, 2015. The basic and diluted earnings per share for the three months and nine months ended September 30, 2015 increased by CHF 0.02 per share.

The following table presents the impact of the prior period adjustments for the three months and nine months periods ended September 30, 2015:

	For the Three Months	For the Nine Months
	Ended September 30, 2015	Ended September 30, 2015
Income for the period	Restated	Restated
Income for the period before correction of the prior period adjustment	19,240	24,864
- effect of the correction of the prior period adjustment	859	990
Income for the period after the correction for the prior period adjustment	20,099	25,854

Earnings per share (EPS):
Basic, income for the period attributable to equity holders before correction of the prior period adjustment	0.45	0.58
- effect of the correction of the prior period error	0.02	0.02
Basic, income for the period attributable to equity holders after correction of the prior period adjustment	0.47	0.60
Diluted, income for the period attributable to equity holders before correction of the prior period adjustment	0.41	0.54
- effect of the correction of the prior period adjustment	0.02	0.02
Diluted, income for the period attributable to equity holders after correction of the prior period adjustment	0.43	0.56

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